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October 5, 2016

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VIA EDGAR AND EMAIL

Ms. Tonya K. Aldave

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Japan International Cooperation Agency

Registration Statement under Schedule B

Filed on October 5, 2016

File No. 333-213968

Dear Ms. Aldave:

On behalf of Japan International Cooperation Agency (“JICA”) and Japan (together, the “Registrants”), pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement under Schedule B (the “Registration Statement”), be accelerated so that the Registration Statement will be declared effective at 4:00 p.m. (Eastern time) on October 5, 2016 or as soon thereafter as practicable.

The Registrants have authorized the undersigned to acknowledge to you on their behalf that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Ms. Tonya K. Aldave

October 5, 2016

Page Two

•	the Registrants may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours, /s/ Kenji Hosokawa Kenji Hosokawa

cc:	Mr. Masanori Yoshikawa

Ms. Ruri Hidano

Mr. Satoshi Hamano

(Japan International Cooperation Agency)

David M. Lynn

Takuyo Furukawa

(Morrison & Foerster LLP)

Kenji Taneda

Ken Kiyota

(Skadden, Arps, Slate, Meagher & Flom LLP)